Filed by Liberty Interactive Corporation pursuant to
Rule 425 under the Securities Act of 1933
Subject Company: zulily, inc.
Commission File No.: 001-36188

Press Release of QVC, Inc., dated August 17, 2015

zulily to Join QVC Group

Transaction Brings Together Leading “Joy of Discovery” Retailers to

Expand Digital Footprint, Enhance Customer Experience, and Drive Global Growth

West Chester, Pa. (August 17, 2015) — QVC, the global leader in video and ecommerce retail, today announced that its parent, Liberty Interactive Corporation (“Liberty Interactive”) (Nasdaq: QVCA, QVCB, LVNTA, LVNTB) has entered into a definitive agreement to acquire zulily, inc. (“zulily”) (Nasdaq: ZU), a leading ecommerce site serving millennial moms and the digital-only generation, for approximately $2.4 billion. Under the proposed transaction, zulily will join the QVC Group to create a discovery-driven and experiential digital commerce powerhouse with appeal that spans generations of women.

Since its inception in 2010, zulily has emerged as a destination brand for millions of millennial customers, becoming one of the few retailers in history to exceed $1 billion in annual net sales in five years. Today, zulily brings young moms special finds every day, through desktop, mobile websites and mobile apps that feature a curated, constantly changing collection, spanning apparel, fashion accessories, children’s apparel, home décor, toys, gifts and more. With a vast network of 10,000 vendor partners, zulily offers thousands of new products every day from entrepreneurs and top brands, all at compelling values. Approximately 56% of its orders are placed over mobile devices.

Together, the QVC and zulily platforms represent combined annual revenues of more than $10 billion and 230 million units shipped globally to 19 million customers in 85 countries. Highly-complementary customer bases span generations of women, offering both companies the opportunity to extend their businesses beyond their respective core audiences. Adding zulily to the QVC Group allows QVC to reach an audience of young mothers who love to shop, and to accelerate its mobile leadership.

“QVC and zulily share a passion for creating a unique shopping experience that is rooted in discovery and brings carefully curated products to life. Together, we will further engage modern women who love to shop in new and compelling ways,” said Mike George, President and CEO, QVC, Inc. “As online shopping evolves, this partnership brings together two high-performing and highly-complementary leaders in ecommerce. We look forward to welcoming the talented zulily team to the QVC Group as our shared values and beliefs create an incredibly strong foundation for us to collaborate across all aspects of the business and transform how we serve customers in new, digital-first ways.”

“zulily and QVC are two distinctive customer centric brands that are passionate about delivering an exceptional shopping experience and surprising and delighting our customers, each and every day. There are tremendous opportunities to accelerate the growth of the zulily brand for our customers, our employees, and our vendors with QVC’s partnership.” said Darrell Cavens,

President and CEO, zulily, Inc. “Together, zulily and QVC have complementary philosophies about our approach to entertaining and engaging our customers and we’ll now have the ability to unlock synergies for growth and deliver new ways to innovate on the discovery commerce model and change the way people shop.”

While each company will maintain its distinctive and powerful brand identity, this transaction will enable both businesses to expand their product lineup, brand portfolio, and vendor network in order to bring new, exciting experiences and value to their customers. Through zulily, QVC will have access to additional platforms to market its unique assortment, from Today’s Special Value to exclusive proprietary brands. QVC’s expertise and resources in attractive categories like Beauty, Home Décor and Apparel Special Sizes will enable zulily to expand its category offerings, and expose its customers to a distinctive shopping experience through joint on-air and online programming events.

Additionally, both companies will be positioned to thrive through intelligent cross-marketing to a combined customer base of 19 million and millions more email prospects, leveraging QVC’s deep expertise in analytics and zulily’s powerful personalization tools.

QVC will look to leverage zulily’s technologies, which use historical and real-time data to customize offerings for millions of customer touch points every day, to enhance customer engagement. QVC also sees opportunities to utilize zulily’s extraordinarily agile and efficient digital content production system. Meanwhile, zulily will explore incorporating QVC’s deep video expertise, as well as its flexible customer finance systems, to enhance its shopping experience, and unlock incremental demand on its own platforms.

With live programming broadcasting to nine countries on three continents, QVC remains focused on global growth, reflected in the August 2015 launch of QVC France. QVC sees opportunities to further accelerate zulily’s international growth through its local market knowledge, vendor relationships and platforms.

Together under the QVC Group, zulily and QVC will be able to leverage their combined scale, capabilities and customer bases to accelerate each company’s sales and deliver cost savings by leveraging their combined purchasing volumes.

In connection with the transaction, Mike George is being appointed to the Executive Committee of the Liberty Interactive Board of Directors and will serve on that committee with John Malone, Chairman of the Board of Liberty Interactive, and Greg Maffei, President and CEO, Liberty Interactive. Darrell Cavens will report directly to Mike and the other members of the Executive Committee.

Following the close of the transaction, QVC and zulily will operate under a management structure that enables each company to remain focused on its respective business, yet facilitates close collaboration to drive benefits across the combined organization. zulily’s President and CEO, Darrell Cavens, will continue to lead the business, and the rest of zulily’s senior management team, which has been instrumental in the success of the company, will remain in place and continue to report to him.  zulily Chairman and co-founder Mark Vadon will join the Board of Liberty Interactive and provide strategic counsel and support to the companies.

The transaction is expected to be completed in the fourth quarter of 2015, subject to regulatory approval and other conditions.

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About QVC

QVC, Inc., a wholly owned subsidiary of Liberty Interactive Corporation (NASDAQ: QVCA, QVCB), is the world’s leading video and ecommerce retailer. QVC is committed to providing its customers with thousands of the most innovative and contemporary beauty, fashion, jewelry and home products. Its programming is distributed to approximately 340 million homes worldwide through operations in the U.S., Japan, Germany, United Kingdom, Italy, France and a joint venture in China. Based in West Chester, Pa. and founded in 1986, QVC has evolved from a TV shopping company to a leading ecommerce and mobile commerce retailer. The company’s website, QVC.com, is ranked among the top general merchant Internet sites. QVC, Q, and the Q Ribbon Logo are registered service marks of ER Marks, Inc.

About zulily inc.

zulily (http://www.zulily.com) is a retailer obsessed with bringing customers special finds every day—all at incredible prices. zulily features an always-fresh curated collection for the whole family, including clothing, shoes, home décor, toys, gifts and more. Unique products from up-and-coming brands are featured alongside favorites from top brands, giving customers something new to discover each morning. zulily was launched in 2010 and is headquartered in Seattle. zulily’s shares are traded on the NASDAQ Global Select Market under the symbol ZU.

Forward Looking Statements

This press release includes certain forward-looking statements, including statements about the proposed acquisition of zulily by Liberty Interactive, the realization of estimated synergies and benefits from the proposed acquisition, business strategies, market potential, future financial prospects, new services and offerings, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition and exchange offer. These forward looking statements speak only as of the date of this press release, and each of Liberty Interactive, QVC and zulily expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Interactive’s, QVC’s or zulily’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Interactive, QVC and zulily, including the most recent Forms 10-K and 10-Q, for additional information about Liberty Interactive, QVC and zulily and about the risks and uncertainties related to the business of each of Liberty Interactive, QVC and zulily which may affect the statements made in this press release.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of zulily referenced in this communication has not yet commenced.  This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of zulily or Liberty Interactive, or to purchase shares of Liberty Interactive, nor is it a substitute for the registration statement and exchange offer materials that Liberty Interactive and/or its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (the “SEC”) upon commencement of the exchange offer.  At the time the offer is commenced, Liberty Interactive and its acquisition subsidiary will file exchange offer materials on Schedule TO and a registration statement on Form S-4 with the SEC, and zulily will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. The exchange offer materials (including a Prospectus/Offer to Exchange, a related Letter of Transmittal and certain other offer documents)

and the Solicitation/Recommendation Statement will contain important information.  Holders of shares of zulily are urged to read these documents when they become available because they will contain important information that holders of zulily securities should consider before making any decision regarding tendering their securities.  The Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of zulily at no expense to them.  The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at http://www.sec.gov.  Free copies of these documents will be made available by zulily by mail to zulily, inc., 2601 Elliott Avenue, Suite 200, Seattle, WA, 98121, Attention: Erica Yamamoto and free copies of the exchange offer materials will be made available by Liberty Interactive by directing a request to Liberty Interactive, 12300 Liberty Boulevard, Englewood, CO, 80112, Attention: Investor Relations, Telephone (720) 875-5420.

In addition to the Prospectus/Offer to Exchange, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Liberty Interactive and zulily file annual, quarterly and special reports and other information with the SEC.  You may read and copy any reports or other information filed by Liberty Interactive or zulily at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  Liberty Interactive’s and zulily’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

QVC Contact

Diane Zappas

Diane.Zappas@qvc.com

484-701-1433